NANODIMENSION™

3D PRINTED ELECTRONICS

NASDAQ / TASE: NNDM
www.nano-di.com

March 2016


NANO
DIMENSION
Dragonfly

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss the market potential of our products and the anticipated timeline of anticipated sales and revenues. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company's annual reports on Form 20-F. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.


VISION
Revolutionizing the way electronics are made with 3D Printing
MISSION
3D printer for multi-layer PCBs
Advanced nanotechnology-based conductive and dielectric inks


Quick Facts
NANO DIMENSION
Dragonfly 2020

- Founded - 2012, NASDAQ / TASE listed (NNDM)
- 50+ employees
- Industry - 3D printed electronics
- Beta testing with customers
- Manufacturing agreement with Flex
- Sales begin in H2 2016 for DragonFly™ 2020 3D Printer

Management Team



Amit Dror

CEO and Co-Founder

Technology management, business development, fundraising and project leadership (8200, ECI, Comverse, Eternegy, M&H Distillery). Merage Institute Graduate



Sharon Fima

CTO and Co-Founder

14 years at HP Indigo and leading printing companies. Advanced R&D knowledge and skills related to InkJet technology, 3D printer production and Nano-silver ink. Printed electronics expert



Dagi Ben-Noon

COO and Co-Founder

Experienced mechanical engineer: military communications, plastics, medical devices and more. From development stage through to mass production. BSc. Mechanical Eng.

(Ben-Gurion University)



Simon Fried

CBO and Co-Founder

14 years strategy & marketing consultant to leading multinationals (B2B/C) start-up advisor. MBA (HEC/Bocconi), MSc. Behavioral Econ. (Oxford), BSc.

Risk & Choice

Corporate Governance



Itschak Shrem

Chairman of the Board

More than 40 years of experience working with the financial and venture capital communities



Ofir Baharav

Director

Extensive experience in 3D printing technology and working with the venture capital community in Silicon Valley



Prof. Shlomo Magdassi

Advisory Board

Institute of Chemistry and the Center for Nanoscience and Nanotechnology at the Hebrew University, Israel



Zeev Bregman

Advisory Board

Former CEO of Nice Systems and Comverse

Other board of directors and advisory members:

Amit Dror, Simon Fried, Sharon Fima, Dagi Ben-Noon, Irit Ben-Ami, Roni Kleinfeld, Abraham Nahmias, Zvi Yemini, Eli Yoresh, Yoel Yogev, Ilan Atias.

Financial


NNDM
Closing Price
(TASE, NIS)
9
8
7
6
5
4
3
2
1
0
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016

- NASDAQ, TASE: NNDM (ADR level 2, ratio: 1:5)
- March 2016 commenced trading on NASDAQ
- Free float: ≈ 49%
- Cash: (Dec 31, 2015) $8.6m, no debt
- Expected revenue: H2 2016
- Total funding to date: $19m
- Israel Chief Scientist innovation grant


49%
51%
Interested Parties
Interested parties holdings
Float

Large and Growing Market for PCB Prototyping

- Nano Dimension addresses multi-billion dollar market for PCB prototypes *
- Unmatched enterprise level 3D printer for production of complex multi-layer PCBs for prototyping
- Solution replaces traditional prototyping alternatives
- 90% of PCBs now manufactured in Asia


$93b**
2017
$62b**
2013
$35b***
2006

Global PCB market

Source: * Nano Dimension | **BPA Consulting Lucintel | *** TTM Technologies


Canon

Demand for 3D Printers Driven by:

- Shift towards greater efficiency
- Faster time-to-market
- Innovative, compact design
- Unlimited complex geometries
- Environmental sustainability

Additive Manufacturing is Turning the Impossible into the Possible

Electric Circuits (PCBs) Everywhere

Growing Opportunities in a Diverse Set of Industries

- Consumer Electronics & IoT
- Automotive & Industrial
- Telecom
- Medical Devices
- Defense
- Aviation & Aerospace



The PCB Prototyping Challenge

Design file sent to 3rd party manufacturer

- Several weeks
- Slow time-to-market

Nano Dimension's 3D PCB Solution

3D printer: In-house rapid prototyping

Hours!

- Faster time-to-market
- Freedom to innovate
- Protect IP

DragonFly 2020 3D Printer Benefits

3D print multi-layer PCB prototypes


NANO
DIMENSION
Dragonfly
Speed
Reliability
Conductivity
Multi-material
Scalability
High resolution
New geometries
Mechanical strength
Reflow solderability

Connecting Two Worlds





High Performance Nano Inks


NANO DIMENSION
3D PRINTED ELECTRONICS

Advanced 3D Printing

Business Model

Razor/Razor blade Revenue Model:

- 3D printer: High resolution enterprise system
- Recurring sales from nano inks (tied consumables)

Nano Dimension's IP


Winner
Best Development in
3D Printing Equipment

12 Patents:

- 3 patent families - Conductive inks, Prof. Magdassi, Hebrew University
- 9 patents - System, printing process, software, materials

Additional IP:

- Nickel nanoparticles, collaboration with Prof. Markovich, Tel Aviv University
- Developing nano copper ink

Competitive Landscape

Nano Dimension is a pioneer in the space and has no direct competition

Major 3D Printed Electronics Platforms	
AgIC, agic.cc	Special conductive ink cartridges work in home inkjet printers. Can also make traces with special conductive pen. Prints on special paper
BotFactory, botfactory.co	Squink prints 10-mil traces, picks and places parts, using swappable print and vacuum heads. Prints on paper, coated film. FR4 capability said to be coming soon
Cartesian Co., cartesian.com	Argentum printer does footprints as fine as 0.65-mm pitch on treated G10 substrate. 0.8 mm-pitch on materials including polyimide, linen, paper and stone paper
Nano Dimension, nano-di.com	DragonFly 2020 handles complex multilayer boards on FR4, prints ca. 80 to 100 µm traces, ca 150 µm interconnections, minimum 3 µm layer thickness
Optomec, optomec.com	Aerosol Jet printer can deliver conductive and semiconductor materials on 3D surfaces, features down to 10 µm thicknesses of nanometers
Voltera, voltera.io	V-One extrudes paste to print two-layer FR4 boards, 8-mil traces, reflow solders on the printer bed
Voxel8, voxel8.co	9.8-mil traces on PLA using pneumatic direct-write fabrication, kinematic coupled print-head bed

Source: Power Electronics Tips, Nov 13, 2015: http://www.powerelectronictips.com/your-next-circuit-design-could-be-fabricated-on-a-printer/



Technological Edge

Integrating high resolution inkjet and advanced nano inks

- Nano-Chemistry
- Mechanics
- Physics
- Software

Future Roadmap

Progress Towards More Advanced Solutions and Additional Markets

Prototyping

3D PCB Printer for fast prototyping



Speed	Unique technologies for jetting, curing etc.	Industrial production throughput potential
Scale	Larger objects Higher resolution traces	Meeting the needs of additional market segments
Materials	Broaden materials portfolio, functional inks	Applications to print electrical components: resistors, capacitors, transistors

Summary



- Well positioned as a leader in growing 3D Printed Electronics market
- Strong balance sheet, raised more than $15m in 2015
- Commenced trading on NASDAQ on March 7th, 2016
- PCB prototyping in hours instead of weeks
- Strong IP strategy protecting print process, materials and software
- Highly experienced management team in technology and 3D printing space

NANO DIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE: NNDM
www.nano-di.com

THANK YOU